                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X                               Form 40-F _________
              ---------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _________                                No     X
                                                     ---------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Taiwan Semiconductor Manufacturing Company Ltd.



Date: October 9, 2003            By        /s/ Lora Ho
                                   ----------------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer

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                  TSMC September 2003 Sales Hit New Record High

Hsinchu, Taiwan, October 9, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for September 2003 totaled NT$18,911 million, reaching a new historical record high. On a month-over-month basis, September 2003 net sales increased 3.2 percent from August 2003 sales. Compared to the same period a year ago, September 2003 net sales increased 48.3 percent. Revenues for January through September 2003 totaled NT$144,125 million, an increase of 20.3 percent over the same period in 2002.

Ms. Lora Ho, TSMC spokesperson and vice president, noted that the Company's September 2003 sales revenues increased as a result of higher wafer shipments compared to August 2003.

                                      # # #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------
Net Sales                        2003/(1)/      2002        Growth
--------------------------------------------------------------------------
September                         18,911        12,755       48.3%
--------------------------------------------------------------------------
January through September        144,125       119,807       20.3%
--------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:
Mr. J.H. Tzeng                    Mr. Jesse Chou                 Ms. Shan-Shan Guo
PR Department Manager, TSMC       PR Manager, TSMC               PR Manager, TSMC
Tel: 886-3-666-5028 (O)           Tel: 886-3-666-5029 (O)        Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)           886-932-113-258(Mobile)        886-939-059-246 (Mobile)
Fax: 886-3-567-0121               Fax: 03-5670121                Fax: 03-5670121
E-mail: jhtzeng@tsmc.com          E-Mail: jhchoua@tsmc.com       Email: ssguo@tsmc.com

               Taiwan Semiconductor Manufacturing Company Limited
                                October 09, 2003

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and quarantees and 4) financial derivative transactions for the period of September 2003.

1) Sales volume (NT$: Thousand)

--------------------------------------------------------------------------------
  Period          Items             2003          2002        Changes     (%)
--------------------------------------------------------------------------------
Sep           Invoice amount     18,339,163    12,744,063    5,595,100   43.90%
--------------------------------------------------------------------------------
Jan - Sep     Invoice amount    134,963,694   120,079,766   14,883,928   12.40%
--------------------------------------------------------------------------------
Sep           Net sales          18,911,236    12,754,622    6,156,614   48.27%
--------------------------------------------------------------------------------
Jan - Sep     Net sales         144,124,736   119,807,186   24,317,550   20.30%
--------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

--------------------------------------------------------------------------------
                      Limit of lending          Sep        Bal. As of period end
--------------------------------------------------------------------------------
TSMC                        59,652,314            -                            -
--------------------------------------------------------------------------------
TSMC's subsidiaries         33,373,559       (3,900)                     337,800
--------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

--------------------------------------------------------------------------------
                        Limit of endorsements     Sep      Bal. As of period end
--------------------------------------------------------------------------------
TSMC                              74,565,393   (265,200)              22,970,400
--------------------------------------------------------------------------------
TSMC's subsidiaries                      N/A          0                        0
--------------------------------------------------------------------------------
TSMC endorses for subsidiaries                 (265,200)              22,970,400
--------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                  0                        0
--------------------------------------------------------------------------------
TSMC endorses for PRC companies                       0                        0
--------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies         0                        0
--------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

--------------------------------------------------------------------------------
Underlying assets / liabilities     Liabilities:      YEN:                    0
                                                  ------------------------------
                                                      EUR:           38,000,000
                                 -----------------------------------------------
                                         Assets:      US$:        1,430,000,000
--------------------------------------------------------------------------------
   Financial instruments                                    FX forward contracts
--------------------------------------------------------------------------------
   Recognized profit (loss)                                     (NT$112,524,382)
--------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

--------------------------------------------------------------------------------
Underlying assets / liabilities     Liabilities:      NT$:       NT$500,000,000
                                 -----------------------------------------------
                                         Assets       US$:        US$11,429,000
--------------------------------------------------------------------------------
   Financial instruments                                      Interest rate swap
--------------------------------------------------------------------------------
   Recognized profit (loss)                                                   -
--------------------------------------------------------------------------------

     b. Trading purpose: None.